AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 24, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 9)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)

                           DEKALB GENETICS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                     ---------------------------------------

                          CORN ACQUISITION CORPORATION
                                MONSANTO COMPANY
                                    (BIDDERS)

                     CLASS A COMMON STOCK, WITHOUT PAR VALUE
                     CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    244878104
                                    244878203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           BARBARA L. BLACKFORD, ESQ.
                          CORN ACQUISITION CORPORATION
                              C/O MONSANTO COMPANY
                             800 N. LINDBERGH BLVD.
                            ST. LOUIS, MISSOURI 63167
                                 (314) 694-1000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)

                                   COPIES TO:

                            RICHARD D. KATCHER, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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
                 This Amendment No. 9 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on May 15, 1998 (as amended from time to time, the "Schedule 14D-1") by Monsanto Company, a Delaware corporation ("Parent"), and by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent. The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and (ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of DEKALB Genetics Corporation, a Delaware corporation (the "Company"), at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Amendment is also Amendment No. 14 to the Schedule 13D filed by Parent with respect to the Class A Shares. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase or the Schedule 14D-1 as previously amended.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 4(b) is hereby amended and supplemented as follows:

                  Parent previously disclosed that it, Citibank and SSB had entered into a Committment with respect to a $2 billion senior debt facility, consisting of an unsecured, revolving 364-day commercial paper backstop facility. On November 18, 1998, Parent executed a credit agreement (the "Credit Facility") with Citibank, N.A., as administrative agent for the lenders listed on the signature pages thereto (the "Lenders"), Salomon Smith Barney Inc., as arranger, and Bank of America NT&SA and Commerzbank AG, as co-syndication agents. The Credit Facility provides for an unsecured revolving credit facility, which will allow Parent to borrow up to $2 billion through the incurrence of Base Rate Advances (as defined in the Credit Facility) and Eurodollar Rate Advances (as defined in the Credit Agreement). The Credit Facility also provides for borrowings at rates and on repayment terms based on competitive bids solicited by Citibank from the Lenders for maturities of thirty days or more. The proceeds of borrowings under the Credit Facility will be available for general corporate purposes, including the acquisition of the Company and commercial paper backstop. Unless terminated earlier by Parent, commitments under the Credit Facility will terminate on November 17, 1999.

                  The  Credit  Facility   provides  for  borrowings  which  bear
interest at one of the following rates per annum, as selected by Parent from time to time: (A) in the case of a Base Rate Advance, the highest of (1) the Citibank publicly announced base rate, (2) a rate of 1/2% plus a three-week moving average rate for certain certificates of deposit (as determined by Citibank and adjusted based on a reserve requirement) plus the average during such three-week period of certain annual assessment rates estimated by Citibank for determining certain assessments payable to the Federal Deposit Insurance Corporation by Citibank in connection with insuring its U.S. dollar deposits in the United States, or (3) the Federal Funds Rate (as defined in the Credit Facility) plus 1/2%; and (B) in the case of a Eurodollar Rate Advance, the sum of (1) the Eurodollar Rate (as defined in the Credit Facility) (as adjusted for maximum reserves) as determined by Citibank for the respective interest period, plus (2) the Applicable Margin (as defined in the Credit Facility), plus (3) the Applicable Utilization Fee (as defined in the Credit
                                       1
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Facility),  if any. The Applicable  Margin ranges from 18.5 to 62.5 basis points based on Parent's long-term senior unsecured non-credit enhanced debt rating. The Applicable Utilization Fee ranges from 5 to 15 basis points if Utilization (as defined in the Credit Facility) is at least 33 1/3% but less than 66 2/3% and from 10 to 37.5 basis points if Utilization is 66 2/3% or more, in each case based on Parent's same such debt rating. Eurodollar Rate Advances may have maturities of a period of one, two, three or six (or nine if available by all Lenders) months.

                  The Credit Facility contains certain customary representations and warranties regarding, among other things, corporate existence, power and authority, enforceability of the loan documents related to the Credit Facility, no contravention of Parent's charter, bylaws or any contractual restriction binding on or affecting Parent, financial statements, absence of material adverse change, absence of certain litigation, certain matters related to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and certain environmental matters. The covenants in the Credit Facility require Parent to, among other things, maintain its corporate existence, maintain insurance, duly pay certain taxes, comply with law, maintain proper books of record and account, provide certain periodic financial and audit reports to the Lenders and notify the Lenders of certain events such as events of default and certain events relating to ERISA. The Credit Facility also contains customary covenants that restrict Parent from, among other things, incurring certain liens, merging or consolidating with or into another entity other than pursuant to the Credit Facility, selling, leasing, transferring or otherwise disposing of all or substantially all of its assets or property, and making certain changes in accounting policies or reporting practices.

                  In addition, the Credit Facility requires Parent to maintain a Leverage Ratio (as defined in the Credit Facility) of no more than 60%, except following an Acquisition Event (as defined in the Credit Facility), in which case the Leverage Ratio must be no more than 75% until 181 days following the closing of the Acquisition Event, 65% from 181 days until 361 days following such closing, and 60% thereafter. Consummation of the Offer would constitute the closing of an Acquisition Event.

                  Events of default under the Credit Facility include, subject in certain instances to customary notice and cure periods, material breaches of representations or warranties, failure to pay principal or interest, breach of covenants, cross-default to certain other debt of Parent, bankruptcy, and certain events relating to ERISA.

                  The Credit Facility provides for customary administrative and facility fees to be paid by Parent to Citibank. In addition, pursuant to the Credit Facility, Parent has agreed to reimburse Citibank for reasonable out-of-pocket costs and expenses incurred by it in connection with the Credit Facility. Parent has also agreed to indemnify Citibank, the Lenders and certain related persons against claims, damages, losses, liabilities and expenses arising in connection with the actual or proposed use of the proceeds of the borrowings under the Credit Facility.

                  The foregoing description of the Credit Facility is qualified in its entirety by reference to the Credit Facility, a copy of which has been included as an exhibit hereto and is incorporated herein by reference.

                  No final decisions have been made concerning the method Parent will employ to refinance or repay the indebtedness incurred by Parent under the Credit Facility, if any. Such

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

decisions will be based on Parent's review from time to time of the advisability of particular actions, including the availability of cash flow generated by Parent, prevailing interest rates, market conditions and other financial and economic conditions.


ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)        --   Offer to Purchase, dated May 15, 1998.*
(a)(2)        --   Letter of Transmittal.*
(a)(3)        --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                   and Other Nominees.*
(a)(4)        --   Letter to Clients for Use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.*
(a)(5)        --   Notice of Guaranteed Delivery.*
(a)(6)        --   Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.*
(a)(7)        --   Text of press release issued by Parent and the Company on
                   May 11, 1998.*
(a)(7)(i)     --   Text of press release issued by Parent on June 1, 1998.*
(a)(7)(ii)    --   Text of press release issued by Parent on June 3, 1998*
(a)(7)(iii)   --   Text of press release issued by Parent on June 15, 1998*
(a)(7)(iv)    --   Text of press release issued by Parent on July 10, 1998*
(a)(7)(v)     --   Text of press release issued by Parent on August 7, 1998*
(a)(7)(vi)    --   Text of press release issued by Parent on September 14, 1998*
(a)(8)        --   Form of Summary Advertisement, dated May 15, 1998.*
(b)(1)        --   364-Day Credit Agreement, dated as of November 18, 1998,
                   among Parent, the Lenders named therein, Citibank, N.A., as administrative agent, Salomon Smith Barney Inc., as arranger, and Bank of America NT & SA and Commerzbank AG as
                   co-syndication agents.
(c)(1)        --   Agreement and Plan of Merger, dated as of May 8, 1998, by and among the Company, the Purchaser and Parent.*
(c)(2)        --   Stockholders Agreement, dated May 8, 1998, among Parent, the
                   Voting Trustees and the Registered Holders.*
(c)(3)        --   Investment Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c)(4)        --   Stockholders' Agreement, dated as of January 31, 1996,
                   between Parent and the other holders of Class A Shares of the
                   Company.*
(c)(5)        --   Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c)(6)        --   Collaboration Agreement and License, dated as of January 31,
                   1996, between the Company and Parent.**
(c)(7)        --   Corn Borer-Protected Corn License Agreement, dated as of
                   January 31, 1996, between the Company and Parent.**

(c)(8)        --   Glyphosate-Protected Corn License Agreement, dated as of
                   January 31, 1996, between the Company and Parent.**
(c)(9)        --   CaMV Promoter License Agreement (Glufosinate-Protected Corn),
                   dated as of January 31, 1996, between the Company and
                   Parent.*
(d)           --   Not applicable.
(e)           --   Not applicable.
(f)           --   Not applicable.

*    Previously filed.
** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.















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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 1998


                                   MONSANTO COMPANY

                                   By: /s/ Derek K. Rapp
                                      ------------------------------------------
                                         Name:  Derek K. Rapp
                                         Title: Director, Mergers & Acquisitions
                                                (Authorized Officer)

                                   CORN ACQUISITION CORPORATION

                                   By: /s/ Barbara L. Blackford
                                      ------------------------------------------
                                         Name:  Barbara L. Blackford
                                         Title: President, Secretary & Treasurer

                                  EXHIBIT INDEX

EXHIBIT
  NO.                DESCRIPTION
-------              -----------

(a)(1)         --    Offer to Purchase, dated May 15, 1998.*
(a)(2)         --    Letter of Transmittal.*
(a)(3)         --    Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.
(a)(4)         --    Letter to Clients for Use by Brokers, Dealers, Commercial
                     Banks, Trust Companies and Other Nominees.*
(a)(5)         --    Notice of Guaranteed Delivery.*
(a)(6)         --    Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.*
(a)(7)         --    Text of press release issued by Parent and the Company on
                     May 11, 1998.*
(a)(7)(i)      --    Text of press release issued by Parent on June 1, 1998.*
(a)(7)(ii)     --    Text of press release issued by Parent on June 3, 1998.*
(a)(7)(iii)    --    Text of press release issued by Parent on June 15, 1998*
(a)(7)(iv)     --    Text of press release issued by Parent on July 10, 1998*
(a)(7)(v)      --    Text of press release issued by Parent on August 7, 1998*
(a)(7)(vi)     --    Text of press release issued by Parent on September 14,
                     1998*
(a)(8)         --    Form of Summary Advertisement, dated May 15, 1998.*
(b)(1)         --    364-Day Credit Agreement, dated as of November 18, 1998,
                     among Parent, the Lenders named therein, Citibank, N.A., as administrative agent, Salomon Smith Barney Inc., as
                     arranger, and Bank of America NT & SA and Commerzbank AG as co-syndication agents.
(c)(1)         --    Agreement and Plan of Merger, dated as of May 8, 1998, by
                     and among the Company, the Purchaser and Parent.*
(c)(2)         --    Stockholders Agreement, dated May 8, 1998, among Parent,
                     the Voting Trustees and the Registered Holders.*
(c)(3)         --    Investment Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c)(4)         --    Stockholders' Agreement, dated as of January 31, 1996,
                     between Parent and the other holders of Class A Shares of
                     the Company.*
(c)(5)         --    Registration Rights Agreement, dated as of January 31,
                     1996, between the Company and Parent.*
(c)(6)         --    Collaboration Agreement and License, dated as of January
                     31, 1996, between the Company and Parent.**
(c)(7)         --    Corn Borer-Protected Corn License Agreement, dated as of
                     January 31, 1996, between the Company and Parent.**
(c)(8)         --    Glyphosate-Protected Corn License Agreement, dated as of
                     January 31, 1996, between the Company and Parent.**
(c)(9)         --    CaMV Promoter License Agreement (Glufosinate-Protected
                     Corn), dated as of

                     January 31, 1996, between the Company and Parent.*
(d)            --    Not applicable.
(e)            --    Not applicable.
(f)            --    Not applicable.

*    Previously filed.
** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.